YUKOS

YUKOS OIL COMPANY

03 FEB 19 AM 7:21

82-4209

File No. 141416

03003753

Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street
Washington, D.C. 20549
United States of America

SUPPL

January 31st, 2003

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Attn: Special Counsel/Office of International Corporate Finance

Ladies and Gentlemen:

This submission is being made by YUKOS, an open joint stock company created and existing in accordance with the laws of the Russian Federation (the "Company"), as part of the Company's obligations required to maintain the exemption granted to the Company from the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) promulgated thereunder ("Rule 12g3-2(b)").

Attached hereto are Annexes (1): brief descriptions of material events affecting the Company's business; (2): Minutes of voting at a Board of Directors meeting; (3): English summaries of press releases that were made public and available to shareholders and published in the mass media and on the Company's Internet site. Annexes 1 and 2 are required to be filed by the Company with the Federal Commission for the Securities Market of the Russian Federation (FCSM).

Sincerely,

dlw 2/11

26, Ulansky lane, Moscow, 103045, Russia
Phone: (7-095) 232-3161, fax: (7-095) 232-3160

03 FEB 10 AM 7:21

YUKOS Corp. File # 141416

Annex 1

Brief descriptions of material events affecting the Company's business

1. Data on changes in the list of legal persons in which the Company owns a share of participation: message of December 16, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Service Center" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A16122002.

2. Data on changes in the list of shareholders of the Company: message of December 10, 2002 on a change in the share held by the Closed Joint Stock Company "Brunswick UBS Warburg Nominees" in the Company's charter capital from 15.00% to 14.99%; message serial number in accordance with the FCSM classification - 0300198A10122002.

3. Data on changes in the list of persons which have 5 percent or more votes in the top management body of the Company: message of December 10, 2002 on a change in the share held by the Closed Joint Stock Company "Brunswick UBS Warburg Nominees" in the Company's top management body from 15.00% to 14.99%; message serial number in accordance with the FCSM classification - 0500198A10122002.

4. Data on changes in the list of legal persons in which the Company owns a share of participation: message of December 5, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Arctic Gas Company" from 88% to 100%; message serial number in accordance with FCSM classification - 0400198A05122002.

5. Data on changes in the list of shareholders of the Company: message of December 4, 2002 on a change in the share held by the Closed Joint Stock Company "Brunswick UBS Warburg Nominees" in the Company's charter capital from 14.99% to 15.00%; message serial number in accordance with the FCSM classification - 0300198A04122002.

6. Data on changes in the list of persons which have 5 percent or more votes in the top management body of the Company: message of December 4, 2002 on a change in the share held by the Closed Joint Stock Company "Brunswick UBS Warburg Nominees" in the Company's top management body from 14.99% to 15.00%; message serial number in accordance with the FCSM classification - 0500198A04122002.

7. Data on changes in the list of shareholders of the Company: message of November 29, 2002 on a change in the share held by the Closed Joint Stock Company "Brunswick UBS Warburg Nominees" in the Company's charter capital from 15.00% to 14.99%; message serial number in accordance with the FCSM classification - 0300198A29112002.

8. Data on changes in the list of persons which have 5 percent or more votes in the top

management body of the Company: message of November 29, 2002 on a change in the share held by the Closed Joint Stock Company "Brunswick UBS Warburg Nominees" in the Company's top management body from 15.00% to 14.99%; message serial number in accordance with the FCSM classification - 0500198A29112002.

9. Data on adoption of a decision on the date as of which a list of owners of registered securities for participation in an extraordinary general meeting of shareholders shall be drawn up: message of November 27, 2002 establishing December 18, 2002 as the date as of which the list of owners of registered securities shall be drawn up; message serial number in accordance with the FCSM classification - 1500198A27112002.

10. Data on adoption of a decision on the date as of which a list of owners of registered securities for participation in an extraordinary general meeting of shareholders shall be drawn up: message of November 15, 2002 establishing November 15, 2002 as the date as of which the list of owners of registered securities shall be drawn up; message serial number in accordance with the FCSM classification - 1500198A15112002.

11. Data on adoption of a decision on the date as of which a list of owners of registered securities having the right to receive dividends on common shares of the Open Joint Stock Company "NK YUKOS" based on the results of the [first] nine months of fiscal year 2002: message of November 15, 2002 establishing November 15, 2002 as the date as of which the list of owners of registered securities shall be drawn up; message serial number in accordance with the FCSM classification - 1500198A15112002.

12. Data on changes in the list of shareholders of the Company: message of November 12, 2002 on a change in the share held by the Closed Joint Stock Company "Brunswick UBS Warburg Nominees" in the Company's charter capital from 14.99% to 15.00%; message serial number in accordance with the FCSM classification - 0300198A12112002.

13. Data on changes in the list of persons which have 5 percent or more votes in the top management body of the Company: message of November 12, 2002 on a change in the share held by the Closed Joint Stock Company "Brunswick UBS Warburg Nominees" in the Company's top management body from 14.99% to 15.00%; message serial number in accordance with the FCSM classification - 0500198A12112002.

14. Data on changes in the list of legal persons in which the Company owns a share of participation: message of November 5, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Belgorod-Terminal" from 100% to 46.45%; message serial number in accordance with FCSM classification - 0400198A05112002.

15. Data on changes in the list of legal persons in which the Company owns a share of participation: message of November 5, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Voronezh-Terminal" from 100% to 79.83%; message serial number in accordance with FCSM classification - 0400198A05112002.

16. Data on changes in the list of legal persons in which the Company owns a share of

participation: message of November 4, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Prioksky-Terminal" from 100% to 44.41%; message serial number in accordance with FCSM classification - 0400198A04112002.

17. Data on changes in the list of legal persons in which the Company owns a share of participation: message of November 4, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Bryansk-Terminal M" from 100% to 39.29%; message serial number in accordance with FCSM classification - 0400198A04112002.

18. Data on changes in the list of legal persons in which the Company owns a share of participation: message of November 4, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Lipetsk-Terminal M" from 100% to 79.36%; message serial number in accordance with FCSM classification - 0400198A04112002.

19. Data on changes of more than 10% in Company profits for the third quarter of 2002: message of October 10, 2002 on a change of more than 10% in Company profits, from 5,679,577,000 rubles as of the end of the second quarter of 2002 to 85, 185, 216,000 rubles as of the end of the third quarter of 2002, representing a change of 79,505,639,000 rubles in absolute terms and 1400% in relative terms, brought about by a 79,378,345,000 ruble (16,455%) increase in unrealized income in the third quarter of 2002 compared to the second quarter of 2002 due to funds being transferred to the Open Joint Stock Company "NK YUKOS" from subsidiary companies.

20. Data on changes in the list of legal persons in which the Company owns a share of participation: message of October 4, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Voronezhnefteprodukt" from 87.5% to 100%; message serial number in accordance with FCSM classification - 0400198A04102002.

YUKOS Corp. File # 141416

Annex 2

Minutes of voting at Board of Directors meeting

Date of emergence of fact (event, action): 30.11.2002
Code of fact (event, action): 1300198A30112002

Date of Board of Directors meeting at which the decisions were adopted: 27.11.2002.

Total number of members of Board of Directors on list - 11.
Members of Board of Directors taking part in the voting:

S.V. Muravlenko – Chairman of the Board of Directors
Yu.A. Golubev
R.K. Gupta
A.E. Kontorovich
J. Kosciusko-Morizet
S. Carey
B. Lozé
Yu.P. Pokholkov
M. Soublin
A.V. Temerko
M.B. Khodorkovsky

A quorum for the adoption of decisions exists.

On the first agenda question: "On reorganizing the "YUKOS" Oil Company" OJSC in the form of the merger of "VNK" OJSC with the "YUKOS" Oil Company" OJSC. Consideration and approval of the draft agreement on the merger of "VNK" OJSC with the "YUKOS" Oil Company" OJSC as a transaction in the execution of which there is an interest", the following decision was put to the vote:

1. To recognize the expediency of reorganizing the "YUKOS" Oil Company" OJSC in the form of the merger of "VNK" OJSC with the "YUKOS" Oil Company" OJSC and to confirm the justification of the conditions and the procedure for the reorganization of the "YUKOS" Oil Company" OJSC by way of its merger with "VNK" OJSC.
2. To approve the draft Agreement on the merger of "VNK" OJSC with the "YUKOS" Oil Company" OJSC.
3. To approve the reorganization of the "YUKOS" Oil Company" OJSC by way of its merger with "VNK" OJSC and the Agreement on the merger of "VNK" OJSC with the "YUKOS" Oil Company" OJSC as a transaction in the execution of which there is an interest. To approve for the purposes of reorganization a price for the common registered shares of the "YUKOS" Oil Company" OJSC in the amount of 332 rubles 40 kopecks per one share of the "YUKOS" Oil Company" OJSC and a price for the common registered shares of "VNK" OJSC in the amount of 2 rubles 77 kopecks per one share of "VNK" JSC, and the corresponding ratio for converting the common registered shares of "VNK" OJSC into the common registered shares of the "YUKOS"

Oil Company" OJSC during the reorganization of the "YUKOS" Oil Company" OJSC by way form of the merger of "VNK" OJSC with the "YUKOS" Oil Company" OJSC in the amount of 120 common shares of "VNK" OJSC per one common share of the "YUKOS" Oil Company" OJSC.
4. To present the question of the reorganization of the "YUKOS" Oil Company" OJSC in the form of the merger of "VNK" OJSC with the "YUKOS" Oil Company" OJSC and of the confirmation of the Agreement on the merger of "VNK" OJSC with the "YUKOS" Oil Company" OJSC for consideration by an extraordinary general meeting of shareholders of the "YUKOS" Oil Company" OJSC.

In connection with the fact that Board of Directors Member M.B. Khodorkovsky is an interested party in the indicated transaction, his vote was not counted when tallying up the results of the voting on the first agenda question.

Results of the voting on the first question:

"FOR"	- 10
"AGAINST"	- none
"ABSTAINED"	- none

On the second agenda question: "Determination of the price and buyback procedure for common registered shares of the "YUKOS" Oil Company" OJSC subject to buyback upon the demand of shareholders in accordance with Article 75 of the Federal Law "On Joint-Stock Companies", the following decision was put to the vote:

1. To determine the price of common registered shares of the "YUKOS" Oil Company" OJSC for the purposes of their buyback from shareholders of the "YUKOS" Oil Company" OJSC in accordance with Article 75 of the Federal Law "On Joint-Stock Companies" in the amount of 282 rubles 00 kopecks per one common registered share of the "YUKOS" Oil Company" OJSC, on the bases of report No. 53/06/02-RA of the independent appraiser "International Appraisal Center" CJSC of 05.11.2002.
2. To establish, in accordance with Article 76 of the Federal Law "On Joint-Stock Companies", the following procedure for the buyback of shares from shareholders of the "YUKOS" Oil Company" OJSC:

- In the event of the adoption by a general meeting of shareholders of the "YUKOS" Oil Company" OJSC of a decision on the question of the reorganization of the "YUKOS" Oil Company" OJSC, a shareholder who owns voting shares who has voted against or who has not taken part in the voting on the given question shall have the right to demand the buyback by the "YUKOS" Oil Company" OJSC of all or part of the shares belonging to him;
- The agent of the "YUKOS" Oil Company" OJSC for the buyback of shares shall be "Trust and Investment Bank" JSCB;
- A demand for the buyback of shares of the "YUKOS" Oil Company" OJSC (with required indication of the full name (or corporate name), passport data (or registration data), place of residence (or place of location), and contact telephone of the shareholder, and the quantity of shares that he is demanding be bought back) shall be sent in writing

by registered mail to the address: 113035 Moscow, ul. Sadovnicheskaya, d. 84/3/7, "Trust and Investment Bank" JSCB, Commercial Banking Directorate, or shall be submitted in person to a representative of "Trust and Investment Bank" JSCB, located at the address: Moscow, Kolpachny pereulok, d. 4, str. 4, kom. 305;

- The demand of the shareholder of the "YUKOS" Oil Company" OJSC for the buyback of shares belonging to him must be submitted (or must be received by "Trust and Investment Bank" JSCB) no later than 45 days from the moment of the adoption of the corresponding decision by an extraordinary general meeting of shareholders of the "YUKOS" Oil Company" OJSC;
- Shareholders of the "YUKOS" Oil Company" OJSC who have submitted demands for the buyback of shares shall be mailed a filled-in set of documents necessary for re-registering the shares bought back to the account of the "YUKOS" Oil Company" OJSC and detailed instructions on how to complete the given documents, receive tax benefits, and choose the method for receiving the monetary funds for the shares bought back (onto a bank account or by postal transfer), which shall be sent from "Trust and Investment Bank" OJSB;
- Upon the expiration of the time period for submitting demands for the buyback of shares, the "YUKOS" Oil Company" OJSC during the course of 30 days shall purchase the shares from the shareholders who have submitted demands for buyback in the established procedure. Payment for the shares bought back shall be carried out after receipt by "Trust and Investment Bank" OJSB of the completed documents necessary for re-registering the shares bought back to the account of the "YUKOS" Oil Company" OJSC and the re-registration of the shares bought back to the account of the "YUKOS" Oil Company" OJSC;
- In the event that it is established that the sum of the shares submitted for buyback by the shareholders in the "YUKOS" Oil Company" OJSC exceeds 10 percent of the value of its net assets as of the date of the adoption of the decision on reorganization, the shares shall be bought back from the shareholders in proportion to the declared demands using mathematical rules for rounding;
- The "YUKOS" Oil Company" OJSC shall announce the date of payment of the monetary funds to shareholders at the address indicated in the demand for buyback;

  The text of the written Notification sent to shareholders together with ballots for voting at the extraordinary general meeting of shareholders shall include information about the right of shareholders to demand the buyback of shares, the price and procedure for implementing the buyback;

  The text of the announcement in the mass media on the holding of the extraordinary general meeting of shareholders shall include information about the right of shareholders to demand the buyback of shares, the price and procedure for the buyback of shares with an indication of the contact telephone for receiving addition information on the share buyback procedure.

Results of the voting on the second question:

"FOR"	- 11
"AGAINST"	- none
"ABSTAINED"	- none

On the third agenda question: "Calling an extraordinary general meeting of shareholders of the "YUKOS" Oil Company" OJSC", the following decision was put to the vote:

1. To call an extraordinary general meeting of shareholders of the "YUKOS" Oil Company" OJSC on 03 February 2003 (hereinafter referred to as "the Meeting").
2. The Meeting shall be held in the form of a proxy vote.
3. To confirm the agenda for the Meeting:
    1. "On reorganizing the "YUKOS" Oil Company" OJSC in the form of the merger of "VNK" OJSC with the "YUKOS" Oil Company" OJSC and on confirmation of the Agreement on the Merger of "VNK" OJSC with the "YUKOS" Oil Company" OJSC.
4. To determine 18 December 2002 as the date as of which a list of the persons having the right to participate in the Meeting shall be drawn up.
5. To determine the form and text of the ballot for voting on the agenda question of the Meeting.
6. To determine the form and text of the notification to shareholders on the holding of the Meeting.
7. To assign the specialized registrar "M-Reestr" CJSC to send each person indicated in the list of persons having the right to participate in the Meeting by registered mail no later than 04 January 2003:
    - the notification to shareholders on the holding of the Meeting;
    - justification of the conditions and procedure for the reorganization of the "YUKOS" Oil Company" OJSC in the form of the merger of "VNK" OJSC with it;
    - the draft Agreement on the Merger of "VNK" OJSC with the "YUKOS" Oil Company" OJSC;
    - the conclusion of the independent assessor concerning the market value of shares of the "YUKOS" Oil Company" OJSC, demands for the buyback of which may be submitted to the "YUKOS" Oil Company" OJSC;
    - ballots for voting on the agenda question.
8. To determine 03 February 2003 as the date on which receipt of ballots from shareholders shall end, and, correspondingly, as the date of the Meeting.
9. To confirm the list of Meeting materials to be presented to shareholders for familiarization in preparation for the holding of the Meeting:
    - a draft of the decision of the Meeting;
    - justification of the conditions and procedure for the reorganization of the "YUKOS" Oil Company" OJSC in the form of the merger of "VNK" OJSC with it;
    - the memorandum from "Renaissance Capital – Financial Consulting", Ltd. on analysis of the recommended share conversion ratio;
    - the draft Agreement on the Merger of "VNK" OJSC with the "YUKOS" Oil Company" OJSC;
    - the report of the independent assessor concerning the market value of shares of the "YUKOS" Oil Company" OJSC, demands for the buyback of which may be submitted to the "YUKOS" Oil Company" OJSC;

- the minutes (or excerpts from the minutes) of the meeting of the Board of Directors of the "YUKOS" Oil Company" OJSC at which the decision concerning determination of the buyback price of shares of the "YUKOS" Oil Company" OJSC was adopted, with an indication of the share buyback price;
- the annual reports of "VNK" OJSC and the "YUKOS" Oil Company" OJSC for 1999, 2000, and 2001;
- the annual accounting statements of "VNK" OJSC and the "YUKOS" Oil Company" OJSC for 1999, 2000, and 2001;
- the quarterly accounting statements of "VNK" OJSC and the "YUKOS" Oil Company" OJSC for the [first] 9 months of 2002;
- a calculation of the value of the net assets of the "YUKOS" Oil Company" OJSC according to the data of the accounting statements of the "YUKOS" Oil Company" OJSC for the most recently completed reporting period (for 2002).

10. To establish that the familiarization of the shareholders with the materials on the agenda questions for the Meeting of shareholders of the "YUKOS" Oil Company" OJSC shall take place from 04 January 2003 through 03 February 2003 on workdays from 14:00 to 17:00 at the following addresses. {NB: these are indicated in an attachment}.
11. To determine that ballots that have been filled in and signed by shareholders must be sent to the registrar of the "YUKOS" Oil Company" OJSC carrying out the functions of an Accounting Commission, at the address: 117312 g. Moscow, ul. Vavilova 23, "M-Reestr" CJSC.
12. To confirm the conditions of a supplementary Agreement to the Contract on Maintaining a Shareholder Register between the "YUKOS" Oil Company" OJSC and "M-Reestr" CJSC (of 01.12.1997 No. 45/97) on preparing for an extraordinary general meeting of shareholders of the "YUKOS" Oil Company" OJSC and carrying out the functions of an accounting commission in accordance with the draft of the Agreement.

Results of the voting on the third question:

"FOR"	- 11
"AGAINST"	- none
"ABSTAINED"	- none

Director of projects of the Directorate of Corporate Finance,
"YUKOS-Moscow", Ltd. -
managing company of the "YUKOS" Oil Company" OJSC
V.E. Tishchenkov

Minutes of voting at Board of Directors meeting

Date of emergence of fact (event, action): 20.11.2002
Code of fact (event, action): 1300198A20112002

Date of Board of Directors meeting at which the decisions were adopted: 15.11.2002.

Total number of members of Board of Directors on list - 11.
Members of Board of Directors taking part in the voting:

S.V. Muravlenko – Chairman of the Board of Directors
Yu.A. Golubev
R.K. Gupta
A.E. Kontorovich
J. Kosciusko-Morizet
S. Carey
B. Lozé
Yu.P. Pokholkov
M. Soublin
A.V. Temerko
M.B. Khodorkovsky

A quorum for the adoption of decisions exists.

On the first agenda question:

1. To call an extraordinary general meeting of shareholders of the "YUKOS" Oil Company" OJSC on 31 December 2002 (hereinafter referred to as "the Meeting").
2. The Meeting shall be held in the form of a proxy vote.
3. To confirm the agenda for the Meeting:
   1. On the payment of dividends on common stock of the "YUKOS" Oil Company" based on the results of the [first] nine months of the 2002 fiscal year.
4. To determine 15 November 2002 as the date as of which a list of the persons having the right to participate in the Meeting shall be drawn up.
5. To determine 15 November 2002 as the date as of which a list of the persons having the right to receive dividends on the common stock of the "YUKOS" Oil Company" OJSC based on the results of the [first] nine month of the 2002 fiscal year.

13. To determine 31 December 2002 as the date on which receipt of ballots from shareholders shall end, and, correspondingly, as the date of the Meeting.

Results of the voting on the fifth question:

"FOR"	- 11
"AGAINST"	- none
"ABSTAINED"	- none

Director of projects of the Directorate of Corporate Finance,
"YUKOS-Moscow", Ltd. -
managing company of the "YUKOS" Oil Company" OJSC
V.E. Tishchenkov

Annex 3

Forward-looking statements.

Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Standard & Poor's assigns YUKOS Oil Company highest long-term credit rating of any private Russian company

Moscow, December 24, 2002 – Standard & Poor's, the international rating agency, has assigned YUKOS Oil Company the highest long-term credit rating of any private Russian company – 'BB', with a stable outlook. At the same time, Standard & Poor's also assigned its 'ruAA+' national scale rating to YUKOS.

"The fact that YUKOS Oil Company received the highest credit rating of any Russian private corporation is yet another proof of the recognition of those successes which the Company has achieved over the past few years in streamlining management and in pursuing a prudent financial policy and clearly formulated operational strategy" declared YUKOS Vice-President Oleg Sheiko.

The 'BB' rating corresponds to the sovereign foreign currency international scale credit rating of the Russian Federation and is today the highest level of creditworthiness for Russian corporate borrowers who have been rated by Standard & Poor's.

Standard & Poor's has substantiated its high rating for YUKOS Oil Company by the Company's strong profitability and cash flow, low debt level, and large liquidity reserves.

Standard & Poor's likewise notes that YUKOS has significant crude oil reserves and strong production growth, and enjoys low costs and large and sustainable exports providing a reliable source of foreign-currency revenues.

Shroder Salomon Smith Barney has served as YUKOS Oil Company's advisor in the process of obtaining the Standard & Poor's credit rating.

U.S. Court's ruling on Dardana vs. YUKOS case is enforced

Moscow, December 9, 2002 – The US company ExxonMobil has paid USD 17 million to international traders who had arranged the first-ever shipment to the USA of Russian crude oil produced by YUKOS Oil Company. This became possible after Judge John Rainey of the United States District Court for the Southern District of Texas had dismissed the claim of Dardana Limited to enforce the arbitration award against the payment obligation in the above amount.

"We are pleased with the ruling of the US Federal District court that dismissed the claim of Dardana Limited as groundless," said General Counsel of YUKOS Oil Company Vasily Alexanyan. "This represents further confirmation of the legal strength of our position, which has been previously confirmed by courts in London, New York and Houston."

Judge Rainey held that even if the arbitration award rendered by the Stockholm Chamber of Commerce were enforceable against YUKOS, Dardana could not enforce it against a $17 million payment obligation owed by a US oil company to the international traders who had arranged the shipment of crude oil from Russia to the US.

This past July, Dardana Limited attempted to enforce the arbitration award of the Stockholm Chamber of Commerce against YUKOS Oil Company. YUKOS is currently arguing the decision at the Municipal Court of Stockholm, which we are optimistic will rule in YUKOS' favor.

YUKOS to increase capital expenditures to USD 1,759 million in 2003

Moscow, December 6, 2002 – The Board of Directors of YUKOS Oil Company ("YUKOS" or the "Company"), at a meeting held in Moscow on December 5, 2002, approved production and operating plans as well as YUKOS' capital expenditures budget for 2003. The Company's crude oil production target for 2003 was set at 83.0 million metric tons (606 million bbl), which is 18.6% above the forecasted production of 70.0 million metric tons (511 million bbl) for 2002. YUKOS' natural and associated gas production target for 2003 was set at 5.6 billion cubic meters (198 billion cubic feet), which is 135.7% higher than the forecasted production in 2002. Crude oil refining is anticipated to change slightly from the expected level for 2002 and reach 30.4 million metric tons (222 million barrels) in 2003.

"Strict compliance with approved production and operating plans as well as continued efforts to decrease the costs of production, refining and marketing are the Company's priority goals in 2003," said YUKOS' CEO Mikhail Khodorkovsky. "The Company will continue its efforts to improve capital efficiency and to cut administrative costs."

The majority of the Company's increased crude oil production in 2003 is expected to be exported, resulting in an anticipated 40.6% increase in crude oil exports by pipeline and other transportation means to 52.3 million metric tons (382 million barrels) in 2003 from the forecasted level of 37.2 million metric tons (272 million barrels) in 2002. Exports and domestic sales of petroleum products are expected to change slightly from anticipated levels for 2002 and are forecasted to reach 10.2 and 17.1 million metric tons respectively, in 2003.

The Company's 2002 capital expenditures, excluding acquisitions and net of VAT, are expected to be USD 1,288 million, consisting of USD 903 million for exploration and production, USD 328 million for refining and marketing and USD 57 million for corporate expenditures. These amounts exceed the Company's original capital expenditures budget approved in December 2001, primarily as a result of increased investments in the Priobskoye field, the South Vasugan group of fields and the West Malo-Balykskoye field, the development of gas assets, additional investments in gas stations and higher expenditures for the Company's acquisition of its own railroad tank cars.

Approved capital expenditures for 2003, excluding acquisitions and net of VAT, are planned to be USD 1,759 million, representing USD 1,436 million for exploration and production, USD 256 million for refining and marketing and USD 67 million for corporate expenditures. Increased investments in exploration and production in 2003 are expected to be primarily related to the Company's continued development of gas assets (USD 250 million in 2003 compared to USD 62 million in 2002), field infrastructure development at the Priobskoye field (USD 241 million in 2003 compared to 117 million in 2002) and the South Vasugan group of fields (USD 166 million in 2003 compared to USD 93 million in 2002), increased drilling activity and other factors. Refining and marketing expenditures in 2003 are expected to be primarily for refinery improvements, the additional development of logistical capabilities and additional investments in gas stations.

Additional capital expenditures will be made in 2003 by Mazeikiu Nafta, a Lithuanian company which is 53.7% owned by YUKOS. Mazeikiu Nafta will be consolidated in YUKOS' US GAAP financial statements from September 30, 2002. Currently, the Mazeikiu Nafta investment program for 2003 is estimated at USD 79 million.

The Company's capital investment plan for 2003 envisages production drilling of 1.0 million meters and putting into operation 298 new wells, compared to 0.89 million meters of drilling and 334 new wells in 2002.

YUKOS Oil Company Board recommends USD 400 million interim dividend for 9 months of 2002

Moscow, December 5, 2002 – The Board of Directors of YUKOS Oil Company, at its meeting of December 5, 2002, approved a recommendation to the extraordinary shareholders meeting scheduled for December 31, 2002 of an interim dividend for the first nine months of 2002 in the amount of RUR 12.75 billion (about USD 400 million).

'The significant progress in improving the efficiency of operations and boosting production in the current year has had a positive effect on the financial performance of the Company," said YUKOS CEO Mikhail Khodorkovsky. "These accomplishments and the recently enacted amendments to the Law on Corporations permit the Company to continue its practice of interim dividends in accordance with the Company's established dividend policy."

The dividend amount per share has been increased on an annualized basis even though the Company's results for the first half of 2002 were less than in 2001.

If approved by the general shareholders' meeting, the interim dividend for the first 9 months of 2002 would be RUR 5.70 per one ordinary share. The Board of Directors will make a proposal to the shareholders' meeting to pay the interim dividend to the shareholders on record as of November 15, 2002 and complete the payment by March 1, 2003.

The annual dividend paid to YUKOS shareholders for 1999, 2000, and 2001 was RUR 3 billion (USD 110 million), RUR 8.59 billion (USD 300 million) and RUR 15.25 billion (USD 500 million) respectively.

The dividend policy is available on the corporate websites of Yukos Oil Company: www.yukos.ru and www.yukos.com - see Press Release dated October 27, 2000.

Extraordinary shareholders meeting of YUKOS OIL Company scheduled to consider merger of Eastern Oil Company

Moscow, November 28, 2002 – On November 27, 2002 the Board of Directors of YUKOS Oil Company approved calling an extraordinary shareholders' meeting on February 3, 2003. The shareholders' meeting will be held in paper form and will consider the restructuring of YUKOS Oil Company through a merger of YUKOS with OAO Eastern Oil Company (VNK) and the approval of the merger agreement. YUKOS will shortly file the documents to obtain the approval of the Ministry for Anti-Monopoly Policy and Support for Entrepreneurship of the Russian Federation.

'The upcoming extraordinary meeting of YUKOS shareholders is a key milestone for the VNK consolidation program which has been in process since this past July," said YUKOS CFO Bruce Misamore. "The completion of this program in the first half of 2003 fully meets the interests of YUKOS and VNK shareholders and strictly complies with international standards of corporate governance."

Renaissance Capital, YUKOS' financial consultant for the YUKOS and VNK restructuring project, made a recommendation to YUKOS to effect the restructuring in the form of a merger of VNK with YUKOS Oil Company. The merger will be completed through the conversion of VNK shares into YUKOS' stock and once finalized VNK will cease to operate as an independent legal entity. Based upon the recommendation of Renaissance, the Board of Directors of YUKOS

shall recommend to shareholders a conversion ratio of 120 ordinary registered non-documentary shares of VNK for one ordinary registered non-documentary share of YUKOS Oil Company.

Shareholders of YUKOS who do not vote or vote against the restructuring of YUKOS in the form of a merger with VNK may require YUKOS to buy out all or a portion of their shares. YUKOS will buy the shares at RUR 282.00 as has been determined by YUKOS' Board of Directors based on the recommendation of independent appraiser ZAO International Appraisal Center.

The Board of Directors of VNK decided as well to call on January 27, 2003 an extraordinary meeting of VNK shareholders to consider the restructuring of the company through the merger of VNK with YUKOS Oil Company and to approve the merger agreement. On September 6, 2002 YUKOS Oil Company announced an offer to shareholders of VNK to purchase VNK shares. Under the terms of the offer, VNK shareholders will be able to sell all or part of the VNK shares belonging to them to YUKOS at a price of 2.30 rubles per one ordinary share. The proposed price was determined by YUKOS based on the recommendations of an independent appraiser, ZAO International Appraisal Center, and the Company's financial consultant, Renaissance Capital. December 6, 2002 is the closing date for the purchase offer.

LUKOIL, YUKOS, Sibneft and TNK sign memorandum of understanding on Murmansk pipeline

Moscow, November 27, 2002. – A Memorandum of Understanding on a project for the construction of a pipeline system to ship crude oil through a sea terminal near Murmansk was signed today in Moscow by President of LUKOIL Vagit Alekperov, YUKOS Chairman of the Executive Committee of the Board of Directors Mikhail Khodorkovsky, President of Sibneft Evgeny Shvidler and Executive Director of TNK German Khan. The Murmansk pipeline system project will be the first oil & gas transportation undertaking in the history of Russia to be jointly implemented by the largest Russian private companies.

The parties agreed to prepare in the shortest time possible a Declaration of Intent regarding the project (DIP). Subsequent to the execution of the Declaration of Intent the parties will then progress with design & engineering, select the optimum route of the pipeline, agree the specifications of the pipeline facilities and prepare a detailed project schedule. Also, the parties will work out the commercial aspects of the project, including the type and level of oil commitments, budget and scheme of financing, ownership structure, and access to the pipeline operation of third-parties willing to ship their crude via the pipeline.

It is anticipated that the DIP will be completed in April, 2003. The investment case, feasibility study and design drawings for pipeline construction will be prepared during 2003-2004. Construction is planned to occur from 2004 through 2007 and the pipeline is planned to be operational in 2007.

The Murmansk pipeline is expected to carry up to 80 million tons a year with most of the crude going to Western Europe and North America. The parties are currently considering two pipeline

routes: Western Siberia-Ukhta-Murmansk (3,600 km) and Western Siberia-Usa-Murmansk via the White Sea (2,500 km).

By preliminary estimates the total cost of the project will vary from $3.4 billion to $4.5 billion depending on the route. The project will contribute to Russian federal and regional budgets during the life of the pipeline with overall tax revenues preliminarily estimated at $9.2 billion including $4 billion to the federal budget and $5.2 billion for regional budgets. It is estimated that up to 6,000 jobs will be created during construction and 2,000 new jobs during the operation of the pipeline system.

An announcement by YUKOS Oil Company

Moscow, November 26, 2002 – YUKOS Oil Company feels it necessary to announce that the accusations being made in a number of media outlets concerning alleged pressure being exerted by the Company on the Baikal Ecological Wave (BEW) nature-conservation organization are absurd.
YUKOS was not in any way involved in the law-enforcement operations carried out by Russia's FSB (Federal Security Service) on 22 November at the Irkutsk offices of BEW, one of a large number of nature-conservation organizations with which the Company is working within the framework of its project to construct a Russia-China oil pipeline. The mere suggestion that a private-sector Russian corporation could actually be using the FSB in its own economic interests is ludicrous at best.

The project to build a Russia-China oil pipeline, of which YUKOS Oil Company was the initiator, is being implemented in full compliance with Russian law, including the Law of the Russian Federation "On Environmental Expert Assessments." The Company regularly submits all required materials on the pipeline construction project to nature-conservation organizations, regarding cooperation with them to be essential to the realization of this large-scale multi-national project.

For example, at BEW's request, YUKOS representatives presented a full set of documents on the first part of the Russia-China pipeline construction project feasibility study, including the justification of investment and the section on the "Project Environmental Impact Assessment," to BEW representatives on 1 November in Irkutsk.

In implementing the project, YUKOS adheres strictly to the highest international environmental standards, something that has always been one of the Company's top priorities. The pipeline's design, in which international companies ILF and John Brown have been involved, uses the most advanced engineering solutions, aimed at minimizing environmental risk.

Responsibility before the international community for preserving the environment of the regions and countries where the Company does business is a fundamental value reflected in all applicable YUKOS Oil Company documents. Along with this Russian and international responsibility, the Company has also consistently contributed to the economic and social

progress of Russia, adhering to principles of maximum openness of information and high ethical principles.

YUKOS to hold Extraordinary Shareholders Meeting on Interim Dividend

Moscow, November 22, 2002 - At a meeting of YUKOS' Board of Directors that occurred on November 15, 2002, it was decided to call an extraordinary shareholders meeting on December 31, 2002 to approve an interim dividend for the first 9 months of 2002.

"We are pleased that the law on the payment of interim dividends was recently approved, and that this will allow YUKOS to continue its payment of interim dividends in accordance with its previously established dividend policy," said YUKOS Chief Financial Officer Bruce Misamore.

YUKOS' Board of Directors will be making its recommendation on the amount of the nine months interim dividend on or before its next Board meeting on December 5. The shareholders will in the near future be provided with the materials related to the meeting that will be conducted in the paper form.

The Federal Law on Corporations contains a 45-day notice requirement for the convocation of the general shareholders meeting. The recently enacted Federal Law 'On Amendments and Additions to the Federal Law on Corporations' provides that the interim dividend shall be approved by the general shareholders meeting within 3 months after the end of the period, for which the dividend is paid.

YUKOS' production up 18.0% in the first 9 months of 2002[1]

Moscow, October 28, 2002. -YUKOS Oil Company today released its preliminary operating results for the first nine months and third quarter of 2002.

During the first nine months of 2002, YUKOS produced 50.4 million metric tons (368 million barrels) or 18.0% more than in the same period of 2001. YUKOS' refinery throughput also increased during the first nine months, by 8.1% compared to the first nine months of 2001, to 23.4 million metric tons (170 million barrels). YUKOS produced 18.1 million metric tons (132 million barrels) of oil in the third quarter of 2002, which is 20.7% more than in the corresponding period of 2001. Refinery throughput increased by 10.7% in the third quarter of 2002 to 8.2 million metric tons (60 million barrels).

In the first nine months of 2002, crude oil exports were 26.5 million metric tons (194 million barrels), a 24.6% increase over the first nine months of 2001. Sales of oil products on the domestic market in the first nine months of 2002 were 13.7 million metric tons (102 million barrels), up 9.4% from the level of the first nine months of 2001. Oil product exports increased by 8.5% to 7.7 million metric tons (54 million barrels) in the first nine months of 2002.

---

[1] Sales volumes information excludes third party purchases.

In the third quarter of 2002, YUKOS' crude oil exports were 9.8 million metric tons (71 million barrels), an increase of 34.0% over the level of exports in the same period of 2001. Sales of oil products on the domestic market in the third quarter of 2002 were 4.74 million metric tons (36 million barrels), which is 5.4% higher than in the same period of 2001. Oil product exports were at a level of 2.96 million metric tons (21 million barrels) in the third quarter of 2002, which is 4.7 % lower than the 3.1 million metric tons (23 million barrels) exported in the third quarter of 2001.

Light product yield at Company refineries was 57.83% in the first nine months of 2002, compared to 58.66% in the same period of 2001. Light product yield was 57.25% in the third quarter of 2002, compared to 58.02% in the third quarter of 2001.

YUKOS drilled 730.1 thousand meters of production wells in the first nine months of 2002, 43.0% more than in the first nine months of 2001. Placed on stream in the first nine months of 2002 were 250 new wells, compared to 246 in the first nine months of 2001. YUKOS drilled 259.8 thousand meters of production wells in the third quarter of 2002, 66.0% more than in the third quarter of 2001. Placed on stream in the third quarter of 2002 were 86 new wells, compared to 71 in the third quarter of 2001.

Table: YUKOS preliminary operational results for the first nine months of 2002

	9 months 2002	9 months 2001	9 months 2002	9 months 2001	Percentage change from 2001 to 2002*
	mln MT		mln. bbl		
Crude oil production	50.4	42.7	368	312	18.0%
Refinery throughput	23.4	21.6	170	157	8.1%
Crude and oil product sales	48.7	41.3	356	301	17.9%
Crude oil exports	26.5	21.3	193	155	24.6%
Domestic oil product sales	13.7	12.5	102	91	9.4%
Oil product exports	7.7	7.1	56	52	8.5%

Table: YUKOS preliminary operational results for the third quarter of 2002

	3rd quarter 2002	3rd quarter 2001	3rd quarter 2002	3rd quarter 2001	Percentage change from 2001 to 2002*
	mln MT		mln. bbl.		
Crude oil production	18.1	15.0	132	109.5	20.7%
Refinery throughput	8.2	7.4	60	54	10.7%
Crude and oil product sales	17.5	15.1	127	110	15.9%
Crude oil exports	9.8	7.3	71	53	34%
Domestic oil product sales	4.7	4.5	36	33	5.4%
Oil product exports	2.96	3.1	21	23	-4.7%

* *Percentage changes are calculated from volume data before rounding*

YUKOS to purchase shares

Moscow, October 24, 2002. – Today YUKOS Oil Company made and publicly announced to its shareholders a proposal (offer) to purchase 5 million shares of YUKOS' outstanding common stock. The offer, approved by YUKOS' Board of Directors, is for approximately 0.2% of YUKOS' outstanding shares.

"Under current Russian law, YUKOS has decided to buy the shares that will be swapped for the shares of OAO Eastern Oil Company (VNK), the consolidation of which is to be completed in the first half of 2003," stated YUKOS Vice President Oleg Sheiko. "At the end of this November, the Boards of Directors of YUKOS and VNK will review the draft merger agreement, conversion ratio, other issues related to the consolidation and set the date for the extraordinary shareholder meetings." Shares in excess of those needed for the VNK transaction will be used for other subsidiary consolidation activities.

Under the terms of the offer all the shareholders of YUKOS Oil Company will be able to sell to YUKOS all or part of their shares at RUR 289.73 a share. The proposed price was determined based on the weighted average MICEX trading price of YUKOS' stock for the 30 days prior to October 18, 2002.

In case the total number of shares nominated for sale by the shareholders exceeds 5 million the shares will be purchased pro rata to the nominations.

The offer will be available from November 25 through December 25, 2002. YUKOS' agent for the acquisition of the shares within the framework of the offer is OAO Trust and Investment Bank. As had been reported earlier the investment bank Renaissance Capital has been appointed as YUKOS' financial consultant to facilitate the consolidation of VNK.

References (available on www.yukos.com):

Text of Offer

Application by Shareholder *(Form for Natural Persons)*

Application by Shareholder *(Form for Legal Entities)*

YUKOS reports consolidated US GAAP results for the second quarter and the first six months of 2002

Moscow, October 24, 2002. YUKOS Oil Company ("YUKOS" or the "Company") today reported its consolidated financial results for the second quarter and the first half of 2002. The

financial statements were prepared in accordance with US GAAP and have been reviewed by PricewaterhouseCoopers.

2002 Second Quarter and First Six Months Financial and Operational Highlights

		2Q2002	1Q2002	2Q2001	**1H02**	1H01
Sales and other operating revenues	mln USD	**2,562**	2,009	2,522	**4,571**	4,934
Net income	mln USD	**758**	462	885	**1,220**	1,411
Earnings per share, basic and diluted	USD	**0.35**	0.21	0.41	**0.57**	0.66
Production	mln MT	**16.8**	15.6	14.3	**32.4**	27.7
	mln bbl	**123**	114	104	**237**	202
Refinery throughput	mln MT	**7.5**	7.6	7.1	**15.1**	14.2
	mln bbl	**55**	55	52	**111**	104

- Sales and other operating revenues in the second quarter of 2002 rebounded from the level of the first quarter reaching USD 2,562 million, a 27.5% increase, driven by higher production volumes and improved market prices.

- Net income at USD 758 million in the second quarter 2002 was 64.1% stronger than in the first quarter, but 14.3% lower year on year, primarily due to lower average realized prices and higher production taxes, offset by higher volumes.

- Due primarily to weak prices in the first quarter, the first half 2002 as a whole was weaker than the same period of 2001. Sales and other revenues declined in the first six months of 2002 by 7.4% to the level of USD 4,571 million; net income was 13.5% lower at USD 1,220 million.

- Upstream crude oil production reached 16.8 million metric tons (an average level of 1,349,000 barrels per day) in the second quarter, up 17.6% compared to the second quarter of 2001, and 32.4 million metric tons (1,310,000 barrels per day) in the first six months of 2002, up 17.2% compared to the first six months of 2001.

- Refinery throughput increased 6.1% to 7.5 million metric tons (an average of 605,000 barrels per day) in the second quarter of 2002 and 15.1 million metric tons (611,000 barrels per day) in the first six months of 2002.

- E&P operating expenses, excluding depreciation and taxes, were $1.87 per boe in the second quarter of 2002, 17.6% lower year on year. Average costs in the first six months of 2002 were $1.82 per boe, 13.7% lower than in the first half of 2001.

"The strong results of the second quarter of 2002 were driven by the remarkable successes the Company has had in lowering production costs and increasing production," said YUKOS CEO

Mikhail Khodorkovsky. "We expect that our continued efforts in this direction, coupled with a strong market, will have a positive impact on our financial results for the remainder of the year."

<u>Continued production growth, prices rebound after weak first quarter but remain lower than a year ago</u>

Total crude oil and oil product sales, including resale of crude oil and refined products purchased from third parties, reached 16.6 million metric tons in the second quarter of 2002, a 17.8% increase over the same period of 2001. Total crude oil and oil product sales, including resale of crude oil and refined products purchased from third parties, reached 31.6 million metric tons in the first six months of 2002, a 12.9% increase over the same period of 2001.

Crude oil exports to all countries, including resale of crude oil purchased from third parties, were 8.5 million metric tons (62 million barrels) in the second quarter of 2002, an 8.0% increase year on year. Crude oil exports to all countries, including resale of crude oil purchased from third parties, were 16.3 million metric tons (119 million barrels) in the first half of 2002, a 6.2% increase year on year. Exports of YUKOS' own crude were 50.4% of crude oil production in the second quarter of 2002 and 49.6% in the first six months of 2002.

Exports of refined products in the second quarter of 2002 totaled 2.5 million metric tons (17.7 million barrels) compared to 2.4 million metric tons (16.5 million barrels) in the second quarter of 2001. Exports of refined products in the first six months of 2002 totaled 4.8 million metric tons (34.1 million barrels) compared to 4.4 million metric tons (31.3 million barrels) compared to the same period of 2001.

Domestic sales of oil products were 4.9 million metric tons (36.5 million barrels) in the second quarter of 2002, up 30.5% compared to the same period of 2001. In the first six months of 2002 domestic sales of oil products came to 9.2 million metric tons (68.4 million barrels), up 15.7% compared to the same period of 2001.

Crude oil export prices, a key driver of the Company's sales, rebounded in the second quarter of 2002 but remained lower than the levels of the second quarter of 2001. The average realized price for exported crude oil outside the CIS in the second quarter of 2002 was USD 168.52 per metric ton (USD 23.05 per barrel), compared to USD 180.66 per metric ton (USD 24.71 per barrel) in the same period of 2001, a decrease of 6.7%. In the second quarter of 2002, the average realized export price for refined products was USD 165.32 per metric ton, compared to USD 173.51 per metric ton in the same period of 2001, a decrease of 4.7%. On the domestic refined product market the average realized price was USD 133.95 per metric ton in the second quarter of 2002, compared to USD 171.89 per metric ton in the same period of 2001, a decline of 22.1%.

The average realized price for exported crude oil outside the CIS in the first six months of 2002 was USD 157.91 per metric ton (USD 21.60 per barrel), compared to USD 176.10 per metric ton (USD 24.09 per barrel) in the same period of 2001, a decrease of 10.3%. In the first six months of 2002, the average realized export price for refined products was USD 161.79 per metric ton, compared to USD 187.97 per metric ton in the same period of 2001, a decrease of 13.9%. On the domestic refined product market the average realized price was USD 118.78 per metric ton in the

first half of 2002, compared to USD 159.98 per metric ton in the same period of 2001, a decrease of 25.8%.

<u>Sales up 1.6% on volume increases, margins affected by lower market prices and higher taxes</u>

Sales and other operating revenues were USD 2,562 million in the second quarter of 2002, compared to USD 2,522 million in the second quarter of 2001, a 1.6% increase year on year driven by higher production volumes partly offset by lower realized prices. Sales and other operating revenues were USD 4,571 million in the first six months of 2002, compared to USD 4,934 million in the first six months of 2001.

Operating expenses were USD 331 million in the second quarter of 2002, up 16.5% compared to the same period of 2001. Operating expenses were USD 650 million in the first six months of 2002, up 13.6% compared to the same period of 2001. This increase was largely a result of higher crude oil production and refining throughput and an increase in energy and salary expenses.

Selling, general and administrative expenses (SG&A) increased 4.6 % to USD 229 million in the second quarter 2002 compared to USD 219 million in the second quarter of 2001. SG&A for the first six months of 2002 came at USD 343 million, 6.8% lower compared to USD 368 million in the same period of 2001. Several non-recurring charges in both years were included in the statements of income. For the first half of 2001, included within selling, general and administrative expenses was USD 72 million of expense related to retired, fully vested beneficiaries under the Veteran Social Support Program, for which there are no expenses recognized during 2002 as they were fully accrued during 2001. Selling, general and administrative expenses for the first half of 2002 includes increases related to our acquisitions of the Angarsk Refinery and the John Brown Hydrocarbons and Davy Process Technology businesses in the second half of 2001. Significant increases in selling, general and administrative expenses in the second quarter of 2002 include expenses for the investigation and execution of international and domestic acquisitions and strategic investments, performance bonuses and non-recurring, non-cash write-offs totaling USD 30 million of certain balances determined to be impaired. Certain of these increases, specifically expenses related to our acquisitions and performance bonuses, are either activity-based or highly variable from quarter to quarter and have and will continue to have varying impacts on our overall selling, general and administrative expenses.

Taxes other than income tax were significantly higher in the second quarter and first six months of 2002 compared to same periods of 2001 as a result of higher production volumes and introduction of the unified production tax partly offset by lower export duties in a lower price environment. Taxes other than income tax amounted to USD 667 million in the second quarter of 2002 and USD 1,203 million in the first six months of 2002, which represents increases of 35.3% and 16.9% respectively versus corresponding periods of the previous year.

Earnings before interest, taxes, depreciation, and amortization (EBITDA, defined as gross sales and other operating revenues less costs and other deductions plus DD&A) for the second quarter of 2002 was USD 980 million, compared to USD 1,103 million in the same period of 2001.

EBITDA for the first six months of 2002 was USD 1,672 million, compared to USD 2,120 million in the same period of 2001.

Depreciation, depletion and amortization was USD 96 million in the second quarter of 2002, compared to USD 55 million in the same period of 2001, and USD 171 million in the first six months of 2002, compared to USD 117 million in the same period of 2001. These increases result from continued investments in fixed assets as well as higher production rates.

Net cash flow from operating activities was USD 886 million in the second quarter 2002, compared to USD 827 million in the same period of 2001. Net cash flow from operating activities was USD 1,271 million in the first six months of 2002, compared to USD 1,663 million in the same period of 2001.

Capital expenditures totaled USD 298 million in the second quarter of 2002, compared to USD 229 million in the second quarter of 2001. In the first six months of 2002 capital expenditures totaled USD 575 million, compared to USD 422 million in the first half of 2001. Capital expenditures in the upstream in the second quarter and first six months of 2002 were USD 241 million and USD 443 million respectively, while downstream and other capex totaled USD 57 million for the quarter and USD 132 million for the first six months of 2002.

Cash, cash equivalents and marketable securities as of June 30, 2002 were USD 3,403 million compared to USD 3,445 million at December 31, 2001. Long-term and short-term debt was USD 96 million at the end of the second quarter of 2002 compared to USD 116 million at December 31, 2001.

YUKOS is Russia's largest fully privatized oil and gas company. Information about YUKOS can be found on the YUKOS website at www.yukos.com.

YUKOS ordinary shares are traded on the RTS (Russian Trading System) and listed on MICEX (Moscow Interbank Currency Exchange) and Moscow Stock Exchange (MSE). YUKOS ADRs are traded over the counter in the US, Munich, London, Frankfurt and Berlin.

Operating Data

	2Q 2002	2Q 2001	1H 2002	1H 2001
Oil production (million metric tons)	16.8	14.3	32.4	27.7
Oil production (million barrels)	123	104	237	202
Refining throughput (million metric tons)	7.5	7.1	15.1	14.2
Refining throughput (million barrels)	55	52	111	104
Light products yield (%)	58.59%	59.23%	58.15%	59.01%
Total crude oil and oil product sales (million metric tons)	16.6	14.1	31.6	28.0

Condensed Consolidated Balance Sheets
(expressed in millions of US Dollars)

	June 30h, 2002	December 31st, 2001
Current assets	6,155	5,910

Total assets	12,062	10,498
Current liabilities	1,531	1,351
Total liabilities	2,860	2,257
Minority interest	82	182
Total shareholders' equity	9,120	8,059

Condensed Consolidated Statement of Operations
(expressed in millions of US Dollars, except as indicated)

	2Q 2002	2Q 2001	1H 2002	1H 2001
Sales and other operating revenues	2,562	2,522	4,571	4,934
Costs and other deductions	(1,678)	(1,474)	(3,070)	(2,931)
Other income	86	77	118	108
Total income tax	(211)	(235)	(409)	(705)
Minority interest	(1)	(5)	10	5
Net income	758	885	1,220	1,411
Basic weighted average number of ordinary shares outstanding (millions of shares)	2,153	2,143	2,153	2,138
Diluted weighted average number of ordinary shares outstanding (millions of shares)	2,156	2,143	2,156	2,138
Basic and diluted net income per ordinary share (USD per share)	0.35	0.41	0.57	0.66

Condensed Consolidated Statement of Cash Flows
(expressed in millions of US Dollars)

	2Q 2002	2Q 2001	1H 2002	1H 2001
Net income	758	885	1,220	1,411
Adjustments to reconcile net income to net cash provided by operating activities	195	89	380	562
Total changes in operational working capital, excluding cash and debt	(67)	(147)	(329)	(310)
Net cash from operating activities	886	827	1,271	1,663
Net cash used for investment activities	(945)	(948)	(1,590)	(1,451)
Net cash used for financing activities	(56)	(50)	(74)	(161)
Effect of foreign exchange on cash balances	(4)	2	(18)	(36)
Net change in cash and cash equivalents	(119)	(169)	(411)	15